

June 18, 2015

Via E-mail
David Behrend, Chairman
Hubilu Venture Corporation
9777 Wilshire Blvd
Suite 804
Beverly Hills, CA 90212

>   **Re: Hubilu Venture Corporation**
>   **Registration Statement on Form S-1**
>   **Filed May 21, 2015**
>   **File No. 333-204347**

Dear Mr. Behrend:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 4 that you may be a "shell company." We also note that you do not appear to have conducted any active operations since your inception and that you have no revenues and nominal assets consisting solely of cash. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Further, your selling shareholders received their shares recently, and the shares being sold represent 100% of your outstanding shares not held by affiliates; thus, it appears that your selling shareholders are underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the

selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise accordingly your disclosure in the prospectus cover page, The Offering, Selling Security Holders, Plan of Distribution and elsewhere throughout the prospectus as applicable.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

3.   We note that you have included the "subject to completion" legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Prospectus Summary, page 3

4.   We note your disclosure in this section that your estimated monthly burn rate is approximately $200 per month and that you will require approximately $10,000 to $20,000 to accomplish the goals set forth in your plan of operation. We further note your disclosure on page 25 that you anticipate that the minimum additional capital necessary to fund your planned operations for the next 12 months will be approximately $50,000. Please revise your disclosure to reconcile these statements, or advise.

Our Business Strategy, page 5

5.   We note your disclosure that you believe that you have sufficient working capital to continue your operations for the next 12 months without the need to seek additional financing. We note that your balance sheet reflects total assets of $55,000 as of March 31, 2015. We further note that you have identified expenses of approximately $55,000 relating to this offering on page 7 and anticipated minimum additional capital necessary to fund your planned operations for the next 12 months of approximately $50,000 on page 25. Based on your estimated expenses, it appears that your existing capital assets may not be sufficient to continue your operations for the next 12 months. Please revise your disclosure to clarify, or advise.

The Offering, page 7

6. Please revise your disclosure to clarify whether the company will be responsible for paying the expenses of this offering. Additionally, we note your disclosure on page 7 that the costs of this offering were approximately $55,000. We further note that your balance sheet reflects total assets of $55,000 as of March 31, 2015. If the company is responsible for paying the expenses of this offering, please revise your disclosure to clarify the source of funds you used or expect to use to fund such expenses.

Risk Factors, page 9

7. Please include risk factor disclosure that separately addresses management's lack of experience in operating a public company, or advise.

Selling Security Holders, page 17

8. We note that it appears that several of the selling shareholders may be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

9. For all entities disclosed in the table, please revise your disclosure to identify the natural person who has voting and dispositive authority over the shares offered for sale.

Directors, Executive Officers, Promoters and Control Persons, page 30

10. Please revise the business experience of Mr. Behrend to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Behrend should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 33

11. Please revise your table to reflect the address of each beneficial owner. Refer to Item 403 of Regulation S-K. Additionally, we note that there is a placeholder for a footnote in the heading of the second column, but no footnote appears below the table. Please revise or advise.

Exhibit 3.2

12.   Please confirm that the bylaws are presently in effect. See Item 601(b)(3)(ii) of
        Regulation S-K.

Exhibit 5.1

13.   Please advise counsel that it is inappropriate to qualify the legality opinion as to the
        jurisdiction in which counsel is licensed. See Staff Legal Bulletin No. 19, Item II.B.3.b.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Donald P. Hateley
        Hateley & Hampton